Form 51-102F3
Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

WESTERN COPPER CORPORATION
2050-1111 West Georgia Street
Vancouver, B.C. V6E 4M3
Canada

Item 2	Date of Material Change

The date of material change is November 30, 2006 after market close.

Item 3	News Release

The date of the news release issued pursuant to section 7.1 of National Instrument 51–102 with respect to the material change disclosed in this report is November 30, 2006.

Item 4	Summary of Material Change

Western Copper Corp. (TSX: WRN) (“Western”) announced that it has completed its previously announced acquisition of Lumina. Effective immediately, each Lumina share is exchanged for 1.00 Western share. Western will issue 21,301,442 common shares in connection with the acquisition.

Item 5	Full Description of Material Change

VANCOUVER, BRITISH COLUMBIA – Western Copper Corp. (TSX: WRN) (“Western”) announced that it has completed its previously announced acquisition of Lumina. Effective immediately, each Lumina share is exchanged for 1.00 Western share. Western will issue 21,301,442 common shares in connection with the acquisition.

A letter of transmittal containing instructions on how to receive Western share certificates will be mailed to each registered Lumina shareholder in the next few days.

In connection with the business combination, effective from November 30, 2006, Mr. Ross Beaty, former Chairman and Director of Lumina, will join Western’s board of directors and will serve as Co-Chairman with Mr. Dale Corman, who will also continue in his role as President and C.E.O of Western.

Western is a Canadian, precious metals and base metals exploration and development company. The Company’s focus is to acquire and develop to production gold, copper, and other strategic mineral assets in geopolitically stable regions.

On behalf of the board,
“Dale Corman”
F. Dale Corman
President and C.E.O.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

DAVID JENSEN
Vice President of Corporate Development
Tel: (604) 684-9497

Item 9	Date of Report

This Report is dated November 30, 2006.

Item 10	Statement of Senior Officer

The undersigned, Vice-president of Corporate Development of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. as of the 30th day of November, 2006.

“David Jensen”